Exhibit 2

2018 THIRD QUARTER RESULTS â–ª Stock Listing Information Philippine Stock Exchange Ticker: CHP â–ª Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

CEMEX Holdings Philippines

	January - September			Third Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	17,905	16,561	8%	6,026	5,572	8%
Gross profit	7,213	7,215	(0%)	2,256	2,323	(3%)
as % of net sales	40.3%	43.6%	(3pp)	37.4%	41.7%	(4pp)
Operating earnings before other expenses, net	1,324	1,671	(21%)	304	468	(35%)
as % of net sales	7%	10%	(3pp)	5%	8%	(3pp)
Controlling Interest Net Income (Loss)	(605)	688	N/A	(70)	202	N/A
Operating EBITDA	2,410	2,627	(8%)	686	803	(15%)
as % of net sales	14%	16%	(2pp)	11%	14%	(3pp)
Free cash flow after maintenance capital expenditures	1,607	1,502	7%	171	675	(75%)
Free cash flow	1,373	1,061	29%	122	470	(74%)
Net debt[1]	12,753	13,430	(5%)	12,753	13,430	(5%)
Total debt[1]	15,270	15,016	2%	15,270	15,016	2%
Earnings per share[2]	(0.12)	0.13	N/A	(0.01)	0.04	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1] U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.

[2] In Philippine Pesos

Net sales increased by 8% year-over-year during the quarter resulting from higher volumes and prices. The first nine months of the year also reflected this same increase compared with the same period last year.

Cost of sales, as a percentage of sales, increased to 60% during the first nine months of the year due to increased fuel and power costs, resulting from higher global fuel prices, depreciation of the Philippine Peso, and the impact of tax reform in the country.

Cost of sales, as a percentage of sales, was 4 pp higher in the third quarter on a year-over-year basis as annual maintenance shutdown expenses were mostly reflected during this period. In 2017, shutdown related expenses were booked mainly in the second quarter.

Fuel costs accounted for 22% of cost of sales during the quarter, a decrease of 2 pp year-over-year.

Power costs accounted for 22% of cost of sales during the quarter, flat versus the same period last year, as lower power requirements due to mill maintenance mitigated higher grid rates.

Operating expenses, as a percentage of sales, during the first nine months of the year remained at a similar level compared with those of last year.

Distribution expenses, as a percentage of sales, increased by 1 pp year-over-year during the first nine months of the year. Initiatives to increase operational efficiency mitigated higher fuel costs and other inputs.

Sequentially, distribution expenses, as a percentage of sales, decreased by 2 pp during the quarter, from 22% to 20%.

Selling and administrative expenses, as a percentage of sales, declined by 2 pp during the first nine months and by 1 pp during the third quarter, on a year-over-year basis.

Operating EBITDA decreased by 15% during the quarter. Year-to-date, operating EBITDA decreased by 8% compared to the same period last year.

Operating EBITDA margin during the quarter was 11%, 3 pp lower than in the same period last year. Expenses grew at a higher rate than revenues given annual maintenance shutdown expenses in the third quarter of this year which were not present same period last year. Operating EBITDA margin for the first nine months of the year was 14%.

Controlling interest net income for the quarter was at a loss of PHP 70 million due to lower operating EBITDA, higher financial expenses and foreign exchange losses. For first nine months of the year, the company incurred a loss of PHP 605 million due to higher income tax expenses recorded in the second quarter.

Total debt at the end of September 2018 stood at PHP 15,270 million, of which PHP 13,802 million pertained to long-term debt owed to BDO Unibank, Inc.

2018 Second Quarter Results Page 2

Operating Results Domestic Gray Cement January—September Third Quarter Third Quarter 2018 2018 vs. 2017 2018 vs. 2017 vs. Second Quarter 2018 Volume 10% 5% 2% Price in PHP (1%) 4% (1%) Our domestic cement volumes increased by 5% year-over-year during the quarter, driven by sustained infrastructure activity and growth in the residential sector. We achieved our all-time highest quarterly sales volume during this period. In addition, our institutional cement sales volumes hit record levels in August and September. On a year-to-date basis, domestic cement volumes grew 10% versus the same period of the prior year. This performance reflects increased construction activity from both public and private sectors, and progress from our debottlenecking efforts. Our domestic cement prices were 4% higher during the quarter versus the same period last year. Prices for the month of September were 4% higher than in the month of December last year. Sequentially, domestic cement prices were 1% lower compared to previous quarter, reflecting a higher percentage of picked-up versus delivered cement, in line with our efforts to bring down distribution costs.

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - September			Third Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**1,324**	**1,671**	**(21%)**	**304**	**468**	**(35%)**
+ Depreciation and operating amortization	1,087	956		382	335	
Operating EBITDA	**2,410**	**2,627**	**(8%)**	**686**	**803**	**(15%)**
- Net financial expenses	677	667		232	208	
- Maintenance capital expenditures	493	413		131	218	
- Change in working capital	(778)	(348)		(30)	(406)	
- Income taxes paid	420	424		177	118	
- Other cash items (net)	(8)	(31)		6	(9)	
Free cash flow after maintenance capital expenditures	**1,607**	**1,502**	**7%**	**171**	**675**	**(75%)**
- Strategic capital expenditures	233	441		49	204	
Free cash flow	**1,373**	**1,061**	**29%**	**122**	**470**	**(74%)**

In millions of Philippine Pesos

Debt Information

	Third Quarter			Second Quarter
	2018	2017	% var	2018
Total debt[1]	**15,270**	**15,016**	**2%**	**15,300**
Short term	4%	0%		3%
Long term	96%	100%		97%
Cash and cash equivalents	2,517	1,586	59%	2,464
Net debt	**12,753**	**13,430**	**(5%)**	**12,836**

	Third Quarter	
	2018	2017
Currency denomination		
U.S. dollar[2]	3%	0%
Philippine peso	97%	100%
Interest rate		
Fixed	46%	44%
Variable	54%	56%

In millions of Philippine Pesos, except percentages

[1] U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.

[2] Pertains to related party loans with CEMEX Asia B.V.

2018 Second Quarter Results Page 4

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	17,905,121	16,561,253	8%	6,025,788	5,571,912	8%
Cost of sales	(10,692,260)	(9,346,142)	(14%)	(3,769,657)	(3,249,257)	(16%)
Gross profit	**7,212,861**	**7,215,111**	**(0%)**	**2,256,131**	**2,322,655**	**(3%)**
Selling and Administrative expenses	(2,201,944)	(2,301,036)	4%	(718,163)	(729,060)	1%
Distribution expenses	(3,687,345)	(3,242,962)	(14%)	(1,233,884)	(1,125,219)	(10%)
Operating earnings before other expenses, net	**1,323,572**	**1,671,113**	**(21%)**	**304,084**	**468,376**	**(35%)**
Other income (expenses), net	8,238	31,100	(74%)	(6,080)	9,320	N/A
Operating earnings	**1,331,810**	**1,702,213**	**(22%)**	**298,004**	**477,696**	**(38%)**
Financial expenses, net	(676,545)	(667,103)	(1%)	(231,882)	(208,491)	(11%)
Foreign exchange loss, net	(470,473)	(157,208)	(199%)	(59,331)	(27,881)	(113%)
Net income (loss) before income taxes	**184,792**	**877,902**	**(79%)**	**6,791**	**241,324**	**(97%)**
Income tax expenses	(789,517)	(189,941)	(316%)	(76,676)	(39,416)	(95%)
Consolidated net income (loss)	**(604,725)**	**687,961**	**N/A**	**(69,885)**	**201,908**	**N/A**
Non-controlling interest net income (loss)	22	21	5%	5	6	(17%)
Controlling Interest net income (loss)	**(604,703)**	**687,982**	**N/A**	**(69,880)**	**201,914**	**N/A**
Operating EBITDA	**2,410,383**	**2,627,458**	**(8%)**	**686,157**	**803,331**	**(15%)**
Earnings per share	**(0.12)**	**0.13**	**N/A**	**(0.01)**	**0.04**	**N/A**

	as of September 30			as of December 31	
BALANCE SHEET	2018	2017	% Var	2017	% Var
Total Assets	**52,225,700**	**51,162,429**	**2%**	**51,751,676**	**1%**
Cash and Temporary Investments	2,517,344	1,586,345	59%	1,058,267	138%
Trade Accounts Receivables	981,613	999,675	(2%)	833,259	18%
Other Receivables	93,202	76,556	22%	101,002	(8%)
Inventories	3,123,916	3,046,854	3%	3,258,252	(4%)
Assets held for sale	22,653	0		90,629	(75%)
Other Current Assets	973,857	756,107	29%	1,310,504	(26%)
Current Assets	7,712,585	6,465,537	19%	6,651,913	16%
Fixed Assets	15,269,140	15,690,808	(3%)	15,582,732	(2%)
Investments in an associate and other investments	14,097	15,273	(8%)	15,407	(9%)
Other assets and noncurrent accounts receivables	748,991	376,922	99%	716,700	5%
Deferred income taxes - net	621,193	754,195	(18%)	925,230	(33%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	29,243,975	29,006,084	1%	29,517,031	(1%)
Total Liabilities	**23,033,400**	**21,721,917**	**6%**	**22,329,280**	**3%**
Current Liabilities	7,529,617	6,030,449	25%	6,873,552	10%
Long-Term Liabilities	14,590,300	14,842,169	(2%)	14,674,110	(1%)
Other Liabilities	913,483	849,299	8%	781,618	17%
Consolidated Stockholders' Equity	**29,192,300**	**29,440,512**	**(1%)**	**29,422,396**	**(1%)**
Non-controlling Interest	200	225	(11%)	221	(10%)
Stockholders' Equity Attributable to Controlling Interest	29,192,100	29,440,287	(1%)	29,422,175	(1%)

2018 Second Quarter Results

Page 5

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	340,154	329,199	3%	112,568	109,651	3%
Cost of sales	(203,127)	(185,779)	(9%)	(70,421)	(63,943)	(10%)
Gross profit	**137,027**	**143,420**	**(4%)**	**42,147**	**45,708**	**(8%)**
Selling and Administrative expenses	(41,832)	(45,740)	9%	(13,416)	(14,348)	6%
Distribution expenses	(70,051)	(64,462)	(9%)	(23,050)	(22,143)	(4%)
Operating earnings before other expenses, net	**25,144**	**33,218**	**(24%)**	**5,681**	**9,217**	**(38%)**
Other income (expenses), net	157	618	(75%)	(114)	183	N/A
Operating earnings	**25,301**	**33,836**	**(25%)**	**5,567**	**9,400**	**(41%)**
Financial expenses, net	(12,853)	(13,260)	3%	(4,332)	(4,103)	(6%)
Foreign exchange loss, net	(8,938)	(3,125)	(186%)	(1,108)	(549)	(102%)
Net income (loss) before income taxes	**3,510**	**17,451**	**(80%)**	**127**	**4,748**	**(97%)**
Income tax expenses	(14,999)	(3,776)	(297%)	(1,432)	(776)	(85%)
Consolidated net income (loss)	**(11,489)**	**13,675**	**N/A**	**(1,305)**	**3,972**	**N/A**
Non-controlling interest net income (loss)	0	0		0	0	
Controlling Interest net income (loss)	**(11,489)**	**13,675**	**N/A**	**(1,305)**	**3,972**	**N/A**
Operating EBITDA	**45,791**	**52,228**	**(12%)**	**12,818**	**15,809**	**(19%)**

	as of September 30			as of December 31	
BALANCE SHEET	2018	2017	% Var	2017	% Var
Total Assets	**966,784**	**1,006,838**	**(4%)**	**1,036,485**	**(7%)**
Cash and Temporary Investments	46,600	31,218	49%	21,195	120%
Trade Accounts Receivables	18,171	19,673	(8%)	16,689	9%
Other Receivables	1,725	1,507	14%	2,023	(15%)
Inventories	57,829	59,960	(4%)	65,256	(11%)
Assets held for sale	419	0		1,815	(77%)
Other Current Assets	18,029	14,880	21%	26,247	(31%)
Current Assets	142,773	127,238	12%	133,225	7%
Fixed Assets	282,657	308,783	(8%)	312,092	(9%)
Investments in an associate and other investments	261	301	(13%)	309	(15%)
Other assets and noncurrent accounts receivables	13,865	7,417	87%	14,354	(3%)
Deferred income taxes - net	11,499	14,842	(23%)	18,531	(38%)
Goodwill	515,729	548,257	(6%)	557,975	(8%)
Other Assets	541,354	570,817	(5%)	591,168	(8%)
Total Liabilities	**426,387**	**427,471**	**(0%)**	**447,212**	**(5%)**
Current Liabilities	139,386	118,674	17%	137,664	1%
Long-Term Liabilities	270,091	292,082	(8%)	293,894	(8%)
Other Liabilities	16,910	16,715	1%	15,654	8%
Consolidated Stockholders' Equity	**540,397**	**579,367**	**(7%)**	**589,273**	**(8%)**
Non-controlling Interest	4	4	0%	4	(10%)
Stockholders' Equity Attributable to Controlling Interest	540,393	579,363	(7%)	589,268	(8%)

2018 Second Quarter Results Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2018 and 2017 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2018 has been converted at the end of period exchange rate of 54.02 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2018 has been converted at the January to September, 2018 average exchange rate of 52.64 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2018 has been converted at the July to September, 2018 average exchange rate of 53.53 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - September		Third Quarter		January - September	
	2018 average	2017 average	2018 average	2017 average	2018 End of period	2017 End of period
Philippine peso	52.64	50.31	53.53	50.82	54.02	50.82

Amounts provided in units of local currency per US dollar

2018 Second Quarter Results Page 7